Exhibit 99.1

Dominion Diamond Corporation files Annual Report on Form 40-F with SEC

TORONTO, April 21, 2014 /CNW/ - Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the "Company"), has filed with the U.S. Securities and Exchange Commission its annual report on Form 40-F, which includes the Company's audited consolidated financial statements for the year ended January 31, 2014, prepared in accordance with International Financial Reporting Standards. This document is available electronically at www.sec.gov or the Company's website at www.ddcorp.ca. Shareholders may also request a hard copy of the Company's audited consolidated financial statements free of charge through the Company's website or by contacting the Investor Relations Department.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's fourth largest producer of rough diamonds by value.

SOURCE Dominion Diamond Corporation

%CIK: 0000841071

For further information:

please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or
rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 17:40e 21-APR-14